Exhibit 99.1

Brazil Potash Corp.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2025 and 2024

— Stated in United States (“U.S.”) dollars –

Unaudited

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

(Unaudited)

As at:	March 31, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents	$13,730,112	$18,861,029
Amounts receivable (Note 3)	618,811	594,940
Prepaid expenses	2,002,494	1,494,483

Total current assets	16,351,417	20,950,452
Non-current
Property and equipment (Note 4)	852,457	791,597
Right of use asset (Note 5)	572,702	527,862
Exploration and evaluation assets (Note 6)	125,916,366	118,785,555

Total assets	$143,692,942	$141,055,466

LIABILITIES
Current
Trade payables and accrued liabilities (Notes 7, 12)	$2,928,350	$3,016,988
Current portion of lease liability (Note 5)	80,447	70,305

Total current liabilities	3,008,797	3,087,293
Non-current
Lease liability (Note 5)	605,631	535,300
Warrant liability (Note 10)	11,800	132,200
Deferred income tax liability	2,070,507	1,880,387

Total liabilities	5,696,735	5,635,180
Equity
Share capital (Note 8)	281,416,644	281,296,133
Share-based payments reserve (Note 9)	109,754,566	93,515,510
Warrants reserve (Note 10)	543,601	543,601
Accumulated other comprehensive loss	(76,743,578)	(81,361,294)
Deficit	(176,975,026)	(158,573,664)

Total equity	137,996,207	135,420,286

Total liabilities and equity	$143,692,942	$141,055,466

Reporting entity and going concern (Note 1)

Commitments and contingencies (Note 13)

Subsequent events (Note 14)

Approved by the Board of Directors on May 9, 2025

“MAYO SCHMIDT”, Director

“DEBORAH BATTISTON”, Director

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Loss and Other Comprehensive Loss

(Expressed in U.S. dollars)

(Unaudited)

	Three months ended March 31, 2025	Three months ended March 31, 2024
Expenses
Consulting and management fees (Note 12)	$1,195,319	$577,465
Professional fees	174,785	54,380
Share-based compensation (Notes 9, 12)	14,982,999	629,033
Travel expenses (Note 12)	174,463	82,541
General office expenses	360,963	36,605
Foreign exchange (gain)	(2,363)	(3,054)
Communications and promotions	1,775,248	59,392

Operating Loss	18,661,414	1,436,362
Finance income	(181,560)	(4,444)
Change in fair value of warrant liability (Note 10)	(120,400)	—

Loss for the period before income taxes	18,359,454	1,431,918
Deferred income tax provision	41,908	20,687

Loss for the period after income taxes	18,401,362	1,452,605
Other comprehensive loss (income):
Items that subsequently may be reclassified into net income:
Foreign currency translation	(4,617,716)	2,204,377

Total comprehensive loss for the period	$13,783,646	$3,656,982

Basic and diluted loss per share	$0.48	$0.04
Weighted average number of common shares outstanding - basic and diluted	38,411,070	35,587,949

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Condensed Interim Consolidated Statement of Changes in Equity

(Expressed in U.S. dollars)

(Unaudited)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Shareholders’ Equity
	$	$	$	$	$	$	$
Balance, December 31, 2023	35,586,301	242,487,728	604,000	64,280,247	(65,419,483)	(112,731,831)	129,220,661
Deferred share units	—	—	—	(455,015)	—	—	(455,015)
Deferred share units exercised (Notes 8 and 9(b))	50,000	750,000	—	(750,000)	—	—	—
Option vesting (Note 9(a))	—	—	—	2,970	—	—	2,970
Loss and comprehensive income for the period	—	—	—	—	(2,204,377)	(1,452,605)	(3,656,982)

Balance, March 31, 2024	35,636,301	243,237,728	604,000	63,078,202	(67,623,860)	(114,184,436)	125,111,634

Balance, December 31, 2024	38,403,737	281,296,133	543,601	93,515,510	(81,361,294)	(158,573,664)	135,420,286
Deferred share units (Note 9(b))	—	—	—	751,359	—	—	751,359
Restricted share units (Note 9(c))	—	—	—	15,568,208	—	—	15,568,208
Option exercise (Note 9(a)	10,000	120,511	—	(80,511)	—	—	40,000
Loss and comprehensive loss for the period	—	—	—	—	4,617,716	(18,401,362)	(13,783,646)

Balance, March 31, 2025	38,413,737	281,416,644	543,601	109,754,566	(76,743,578)	(176,975,026)	137,996,207

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	Three months ended March 31, 2025	Three months ended March 31, 2024
CASH FLOWS FROM
OPERATING ACTIVITIES
Loss for the period	$(18,401,362)	$(1,452,605)
Adjustment for:
Finance income	(181,560)	(4,444)
Share-based compensation	14,982,999	629,033
Change in fair value of warrant liability	(120,400)	—
Deferred income tax provision	41,908	20,687

	(3,678,415)	(807,329)
Change in amounts receivable	(23,871)	56,607
Change in prepaid expenses	(490,611)	(22,284)
Change in trade payables and accrued liabilities	(99,613)	116,649

Net cash used in operating activities	(4,292,510)	(656,357)

CASH FLOWS FROM
FINANCING ACTIVITIES
Option exercise	40,000	—
Principal reduction in lease liability	(25,976)	—

Net cash from financing activities	14,024	—

CASH FLOWS FROM
INVESTING ACTIVITIES
Acquisition of property and equipment	—	(1,485)
Exploration and evaluation assets	(1,064,726)	(630,213)
Finance income	181,560	4,444

Net cash used in investing activities	(883,166)	(627,254)

Effect of exchange rate changes on cash and cash equivalents	30,735	(23,444)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,130,917)	(1,307,055)
CASH AND CASH EQUIVALENTS, beginning of period	18,861,029	2,450,239

CASH AND CASH EQUIVALENTS, end of period	$13,730,112	$1,143,184

SUPPLEMENTAL INFORMATION:
Depreciation of assets capitalized to exploration and evaluation assets	$32,688	$1,242
Share-based compensation (recovery) included in exploration and evaluation assets	1,336,568	(1,081,078)
Amendment to right of use asset and lease liability	40,973	—
Lease finance interest capitalized to exploration and evaluation assets	23,445	—

See accompanying notes to the condensed interim consolidated financial statements.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

1.	Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. On November 27, 2024, the Company commenced trading on the New York Stock Exchange America (the “NYSE”) under the symbol “GRO”. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, M5R 1J2, Canada.

The condensed interim consolidated financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:

		% Ownership
	Country of incorporation	March 31, 2025	December 31, 2024
Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (the “LP”) for its potash mining project in Brazil (the “Autazes Project”) from the Amazonas Environmental Protection Institute (“IPAAM”) in July 2015 based on submission of a full Environmental and Social Impact Assessment prepared by the Company and its consultant Golder Associates Inc. (“Golder”) in January 2015. Prior to receiving the LP, the Company and Golder participated in public hearings and conducted several rounds of consultations with local indigenous communities near the Autazes Project in accordance with the guidelines and requirements established by Fundação Nacional do Índio (“FUNAI”). Despite this work, the Brazil Federal Public Ministry opened a civil investigation in December 2016 that questioned the validity of the Company’s LP based on a motion from a non-governmental organization that the Company’s consultations with indigenous communities were not conducted in compliance with International Labour Organization Convention 169, as Brazil is a signatory to this international convention. As a result of the foregoing investigation, in March 2017, the Company agreed with the court overseeing such investigation, the Brazil Federal Public Ministry, the Brazilian Amazonas Environmental Protection Institute, the Brazilian National Mineral Agency, FUNAI, and representatives of the Mura indigenous people (who make up the over 40 indigenous communities and tribes near the Autazes Project) to suspend its LP and to conduct additional consultations with the local Mura indigenous communities near the Autazes Project in accordance with International Labour Organization 169 (the “March 2017 Suspension Agreement”).

On September 25, 2023, the Mura indigenous people completed free and informed consultations following United Nations International Labour Organization Convention 169 protocols with over 90% voting in support, based on 94% of the invited tribe’s participating, to permit and construct the Project.

On August 25, 2023, the Company submitted to the Brazilian Amazonas Environmental Protection Institute (IPAAM) an application for the Installation License to ensure that the Company moved to the next stage of our permitting process, prior to the expiration of our Preliminary Environmental License on August 31, 2023 in accordance with its terms. On October 17, 2023, the Appellate Court accepted the new action from the Attorney General of the State of Amazonas and granted an injunction to suspend the Subsequent Lower Court Decision, therefore reinstating the environmental licensing and allowing licensing to proceed, as well as clarifying that the Brazilian Amazonas Environmental Protection Institute has jurisdiction over issuing the Company’s licenses.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

1.	Reporting entity and going concern (continued)

As of August 2024, the Company has received from the Brazilian Amazonas Environmental Protection Institute all of the 21 Installation Licenses required for the construction of the Autazes Project.

Going Concern

The preparation of the condensed interim consolidated financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company’s projects.

The Company incurred a loss of $18,401,362 for the three months ended March 31, 2025 ($1,452,605 for the three months ended March 31, 2024) and as at March 31, 2025 had an accumulated deficit of $176,975,026 (December 31, 2024 - $158,573,664) and working capital of $13,342,620 as at March 31, 2025 (including cash of $13,730,112) (December 31, 2024 – working capital of $17,863,159 (including cash of $18,861,029)).

The Company requires equity capital and/or financing for working capital and exploration and development of its properties as well as to repay its trade payables and current liabilities. As a result of continuing operating losses, the Company’s continuance as a going concern is dependent upon its ability to obtain adequate financing and financing to repay its current obligations, finance its exploration and development activities, and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will obtain the necessary financing in order to finance its exploration and development activities or to attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and during the year ended December 31, 2024, closed an initial public offering (the “IPO”) and commenced trading on the NYSE.

However, there is no assurance, that the Company will continue to be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its operating expenses, or the future exploration and development of its properties. This raises substantial doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding as outlined above has and will be received when required, the directors are satisfied that it is appropriate to continue to prepare the condensed interim consolidated financial statements of the Company on the going concern basis.

2. Basis of preparation

a) Statement of compliance:

The condensed interim consolidated financial statements are in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS®”), as issued by the International Accounting Standards Board (“IASB®”), have been omitted or condensed. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

2.	Basis of preparation (continued)

a) Statement of compliance (continued):

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 9, 2025.

b) Material accounting policies:

The condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2024, except as noted below.

Recent accounting pronouncements not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2026. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 18 - Presentation and Disclosure of Financial Statement: In April 2024, the IASB issued the new standard IFRS 18 - Presentation and Disclosure of Financial Statements. This standard aims to bring more transparency and comparability to the financial performance of companies, enabling investors to make better investment decisions. IFRS 18 introduces three sets of new requirements: improved comparability of the profit or loss statement (statement of income), improved transparency of management-defined performance measures, and more useful grouping of information in financial statements. IFRS 18 will replace IAS 1 - Presentation of Financial Statements. This standard becomes effective for years beginning on or after January 1, 2027, and companies may apply it earlier subject to authorization by relevant regulators. The Company is assessing the impacts to ensure that all information complies with the standard.

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures: In May 2024, the International Accounting Standards Board (IASB) issued narrow scope amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments. The amendments were incorporated into Part I of the CPA Canada Handbook - Accounting in October 2024. The amendments provide clarification that a financial liability is derecognized on the ‘settlement date’, i.e., the date on which the liability is extinguished as the obligation specified in the contract is discharged or cancelled or expired and provide an accounting policy option to derecognize a financial liability that is settled in cash using an electronic payment system before the settlement date if specified criteria are met. An entity that elects to apply this derecognition option shall apply it to all settlements made through the same electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets with contingent features, including environmental, social and corporate governance (ESG) linked features and clarify that, for a financial asset to have ‘non-recourse’ features, the entity’s ultimate right to receive cash flows must be contractually limited to the cash flows generated by specified assets. The amendments also include factors that an entity should consider when assessing the cash flows underlying a financial asset with non-recourse features (the ‘look through’ test), clarify the characteristics of the contractually linked instruments that distinguish them from other transactions; and add new disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and financial instruments that have certain contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted. The amendments are to be applied retrospectively. In applying the amendments, an entity is not required to restate comparative periods.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

3.	Amounts receivable

	March 31, 2025	December 31, 2024
HST	$618,811	$586,554
Other receivables	—	8,386

Total amounts receivable	$618,811	$594,940

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

4.	Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land	Total
Cost:
At January 1, 2025	$41,310	$77,841	$15,078	$772,166	$906,395
Additions	—	—	—	—	—
Effect of foreign exchange	3,238	6,102	1,138	60,532	71,010

At March 31, 2025	$44,548	$83,943	$16,216	$832,698	$977,405

Depreciation:
At January 1, 2025	$41,039	$64,471	$9,288	$—	$114,798
Effect of foreign exchange	3,217	5,074	686	—	8,977
Depreciation charge for the year	—	1,062	111	—	1,173

At March 31, 2025	$44,256	$70,607	$10,085	$—	$124,948

Net book value:
At March 31, 2025	$292	$13,336	$6,131	$832,698	$852,457
At January 1, 2025	$271	$13,370	$5,790	$772,166	$791,597

Cost:
At January 1, 2024	$52,839	$94,715	$18,138	$987,671	$1,153,363
Additions	—	4,355	890	—	5,245
Effect of foreign exchange	(11,529)	(21,229)	(3,950)	(215,505)	(252,213)

At December 31, 2024	$41,310	$77,841	$15,078	$772,166	$906,395

Depreciation:
At January 1, 2024	$52,491	$77,638	$11,202	$—	$141,331
Effect of foreign exchange	(11,452)	(17,501)	(2,383)	—	(31,336)
Depreciation charge for the year	—	4,334	469	—	4,803

At December 31, 2024	$41,039	$64,471	$9,288	$—	$114,798

Net book value:
At December 31, 2024	$271	$13,370	$5,790	$772,166	$791,597
At January 1, 2024	$348	$17,077	$6,936	$987,671	$1,012,032

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

5.	Leases

During the year ended December 31, 2024, the Company entered into agreements to lease, for a term of six years, 15 rural properties consisting of a total area of approximately 4.2 square miles, which primarily will be used for the sites of dry stacked tailings piles. Each of these lease agreements also provides the Company with a right of first refusal to purchase the applicable leased property in the event of a sale of such property. The Company recognized a right-of-use asset and a lease liability of $778,479 on inception of the leases.

	Cost	Amortization	Balance
Balance, December 31, 2023	$—	$—	$—
Additions	737,506	(75,777)	661,729
Effect of Foreign Exchange	—	(133,867)	(133,867)

Balance, December 31, 2024	$737,506	$(209,644)	527,862

Additions	40,973	(31,515)	9,458
Effect of Foreign Exchange	—	35,382	35,382

Balance, March 31, 2025	$778,479	$(205,777)	572,702

Lease liabilities are measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate of 12.75% to achieve a constant rate of interest on the remaining balances of the liabilities. For the three months ended March 31, 2025, the Company recognized $23,445 (three months ended March 31, 2024 - $nil) in interest expense related to its lease liabilities, capitalized to exploration and evaluation assets.

A reconciliation of the lease liabilities for the three months ended March 31, 2025 and the year ended December 31, 2024 is as follows:

	March 31, 2025	December 31, 2024
Balance, beginning of period	$605,605	$—
Acquisition of lease	—	737,506
Lease amendment	40,973	—
Cash outflows	(25,976)	(42,289)
Finance costs	23,445	55,795
Effect of foreign exchange	42,031	(145,407)

Balance, end of period	$686,078	$605,605

	March 31, 2025	December 31, 2024
Lease Liability - current	$80,447	$70,305
Lease Liability - non-current	605,631	535,300

	$686,078	$605,605

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

6.	Exploration and evaluation assets

	March 31, 2025	December 31, 2024
Balance, beginning of period	$118,785,555	$129,298,494

Additions:
Mineral rights and land fees	12,421	30,127
Site operations, environmental, consulting and technical costs	1,108,437	4,885,615
Share-based compensation (Note 9)	1,336,568	1,682,382
Proceeds from royalty option agreement*	—	(1,000,000)
Effect of foreign exchange	4,673,385	(16,111,063)

Balance, end of period	$125,916,366	$118,785,555

*	On November 1, 2024, the Company and its Subsidiary entered into an option agreement (see Note 13) and received $1,000,000.

7.	Trade payables and accrued liabilities

	March 31, 2025	December 31, 2024
Trade payables	$2,419,088	$1,271,484
Accruals	509,262	1,745,504
Total trade payables and accrued liabilities	$2,928,350	$3,016,988

Included in trade payables and accrued liabilities are amounts invoiced or accrued, respectively, according to consulting contracts with directors, officers and consultants of the Company (see Note 12).

8.	Share capital

(a) Authorized

Unlimited number of common shares without par value.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

8.	Share capital (continued)

(b) Issued

	March 31, 2025		December 31, 2024
	Number of shares	Stated Value $	Number of shares	Stated Value $
Common shares
Balance, beginning of period	38,403,737	281,296,133	35,586,301	242,487,728
Initial public offering, net of issuance costs	—	—	2,000,000	27,460,805
DSU exercise (Note 9)	—	—	173,958	2,733,328
RSU exercise (Note 9)	—	—	31,875	460,225
Option exercise (Note 9)	10,000	120,511	489,166	6,019,398
Warrant exercise (Note 10)	—	—	122,437	2,134,649

Balance, end of period	38,413,737	281,416,644	38,403,737	281,296,133

On October 18, 2024, the Company consolidated its common shares on the basis of 4:1. All common shares, options, DSUs, RSUs, warrants and value per share amounts in the condensed interim consolidated financial statements have been updated retrospectively to reflect the share consolidation.

Activity during the three months ended March 31, 2025

During the three months ended March 31, 2025, 10,000 options with weighted average exercise prices of $4.00, were exercised for gross proceeds of $40,000.

Activity during the year ended December 31, 2024

On November 29, 2024, the Company closed an initial public offering (the “IPO”) of 2,000,000 of its common shares, at a price of $15.00 per share, for gross proceeds of $30,000,000. In connection with the IPO, the Company paid $2,020,095 in share issue costs and issued 100,000 broker warrants with exercise prices of $19.50. The grant date fair value of the broker warrants of $519,100 was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the historical volatility of comparable companies of 75.01%; risk-free interest rate of 3.23%, a stock price of $15.00 and an expected life of 2 years.

During the year ended December 31, 2024, 173,958 DSUs with a grant date fair value of $2,733,328 and 31,875 RSUs with a grant date fair value of $460,225 were exercised.

During the year ended December 31, 2024, 489,166 options with weighted average exercise prices of $4.21 were exercised for gross proceeds of $2,057,500.

During the year ended December 31, 2024, 122,437 warrants with weighted average exercise prices of $13.19 were exercised for gross proceeds of $1,614,750.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

9.	Share-based payments

The continuity of share-based payments reserve activity during the periods was as follows:

	March 31, 2025	December 31, 2024
Balance, beginning of the period	$93,515,510	$64,280,247
Vesting and forfeiture of options	—	2,970
Vesting and forfeiture of DSUs	751,359	11,100,686
Vesting of RSUs	15,568,208	25,853,678
DSU exercise	—	(2,733,328)
RSU exercise	—	(460,225)
Option exercise	(80,511)	(3,961,898)
Expired options	—	(566,620)

Balance, end of the period	$109,754,566	$93,515,510

(a) Option plan:

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company’s issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

•	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;

•	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and

•

the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

9.	Share-based payments (continued)

(a) Option plan (continued):

Share option transactions continuity during the periods were as follows (in number of options):

	March 31, 2025		December 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	913,125	$10.17	1,455,625	$8.34
Granted	—	—	—	—
Exercised	(10,000)	4.00	(489,166)	4.21
Expired	—	—	(53,334)	15.00
Cancelled	—	—	—	—

Balance, end of period	903,125	$10.24	913,125	$10.17

Activity during the year ended December 31, 2024

During the year ended December 31, 2024, 489,166 options with weighted average exercise prices of $4.21, were exercised for gross proceeds of $2,057,500 and 53,334 options with exercise prices of $15.00, expired, unexercised. All option exercises during the year ended December 31, 2024 occurred prior to the closing of the Company’s IPO on November 29, 2024.

Activity during the three months ended March 31, 2025

On January 24, 2025, 10,000 options with exercise prices of $4.00, were exercised for gross proceeds of $40,000. Closing market price of the Company’s shares on the date of exercise was $5.72.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

9.	Share-based payments (continued)

(a) Option plan (continued):

At March 31, 2025, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price
July 20, 2025	789,375	789,375	$10.00
July 20, 2025	38,750	38,750	$4.00
January 20, 2027	62,500	62,500	$16.00
May 11, 2028	12,500	12,500	$16.00

	903,125	903,125

(b) Deferred share units plan (“DSU”):

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the Company. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 10% of the fully diluted issued share capital of the Company at any time.

DSU transactions continuity during the periods were as follows (in number of DSUs):

	Three months ended March 31, 2025	Year ended December 31, 2024
Balance, beginning of period	4,102,083	3,552,083
Forfeit	—	(173,958)
Exercised	—	(82,292)
Granted	—	806,250

Balance, end of period	4,102,083	4,102,083

Of the 4,102,083 DSUs outstanding, 3,510,417 have vested.

The 1,675,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;

(ii)

As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

9.	Share-based payments (continued)

(b) Deferred share units plan (“DSU”) (continued):

Of the 1,675,000 DSUs granted, 141,667 were forfeit, unvested, and 1,116,667 DSUs have vested, of which 166,667 were exercised and 83,333 were cancelled. The remaining 416,666 DSUs, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be met December 2019 was changed to June 30, 2023, then to March 31, 2024, then to March 31, 2025, and then to June 30, 2026, as that is the estimated timeline. The estimated fair value of the DSUs at the date of grant is recognized over the vesting period. During the three months ended March 31, 2025, the Company expensed $6,217, related to this amortization (three months ended March 31, 2024 – $30,174) of which, $1,243 (three months ended March 31, 2024 – $6,035) was capitalized to exploration and evaluation assets, with the remaining $4,974 (three months ended March 31, 2024 - $24,139) was charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $10.00.

On August 9, 2019, the Company granted 125,000 DSUs. 50,000 DSUs vested immediately, while 37,500 DSU’s would vest when the Company obtained its installation license for the Autazes project estimated to be March 31, 2022 and the final 37,500 DSUs would vest upon the Company initiating project construction estimated to be in July 2022. The expected vesting dates of the DSUs were subsequently revised such that the DSUs expected to vest March 31, 2022 and July 2022 are expected to vest early in 2024 and March 31, 2025, respectively. On March 28, 2024, the 50,000 DSUs that were vested were exercised and the remaining 75,000 DSUs were forfeited, unvested. The fair value of the DSUs at the date of grant is amortized over the vesting period. During the three months ended March 31, 2025, the Company recorded an expense of $nil (three months ended March 31, 2024 – a recover of $1,087,113) capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $15.00.

On February 15, 2022, the Company granted 862,500 DSUs. The DSUs vest in six equal tranches every six months over a three-year term. On August 15, 2022, 506,250 of the DSUs were cancelled, on December 23, 2024, 5,208 of the DSUs were exercised and during the year ended December 31, 2024, 7,292 of the DSUs were forfeited. The fair value of the DSUs is amortized over the vesting period. During the three months ended March 31, 2025, the Company recognized an expense of $38,468 (three months ended March 31, 2024 - $233,532) related to this amortization charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On October 11, 2023, the Company granted 87,500 DSUs to consultants of the Company. 25,000 of the DSUs vest in four equal installments over twelve months from the date of grant and 62,500 DSUs vest on October 11, 2024. During the three months ended March 31, 2025, the Company recognized an expense of $nil (three months ended March 31, 2024 - $368,392), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

9.	Share-based payments (continued)

(b) Deferred share units plan (“DSU”) (continued):

On May 23, 2024, the Company granted 312,500 DSUs to a director and a consultant of the Company. The DSUs vested immediately. On June 14, 2024, 62,500 of the DSUs were exercised. During three months ended March 31, 2025, the Company recognized an expense of $nil (three months ended March 31, 2024 - $nil), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On June 20, 2024, the Company granted 187,500 DSUs to a former director and a consultant of the Company. 125,000 of the DSUs vested immediately. Of the remaining 62,500 DSUs, 12,500 vested immediately and 50,000 vest in 4 equal installments annually from the date of grant. During the three months ended March 31, 2025, the Company recognized an expense of $102,731 (three months ended March 31, 2024 - $nil) related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00.

On June 28, 2024, the Company granted 56,250 DSUs to a company on which a former director of the Company is the founder and CIO. The DSUs vested immediately. On July 11, 2024, the DSUs were exercised. During the three months ended March 31, 2025, the Company recognized an expense of $nil (three months ended March 31, 2024 - $nil), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $16.00. On July 11, 2024, the DSUs were exercised.

On August 12, 2024, the Company granted 250,000 DSUs under the Company’s new incentive plan to the Chair of the Company’s advisory board. The DSUs vest in four equal tranches every six months beginning on the date of grant. During the three months ended March 31, 2025, the Company recognized an expense of $603,943 (three months ended March 31, 2024 - $nil), related to the estimated fair value of the DSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $15.00.

During the three months ended March 31, 2025, the total amount related to the vesting of DSUs was an expense of $751,359 (three months ended March 31, 2024 - a recovery of $455,015) of which an expense of $1,243 (three months ended March 31, 2024 - a recovery of $1,081,078) was offset against capitalized exploration and evaluation assets and an expense of $750,116 (three months ended March 31, 2024 - $626,063) is included in the condensed interim consolidated statements of loss and other comprehensive loss.

(c)	Restricted share units plan (“RSU”):

The Incentive Compensation Plan provides for the grant of RSUs to employees, officers or directors of the Company. An award of restricted stock units confers upon a participant the right to Common Shares of the Company at the end of a specified deferral period. An award of restricted stock units carries no voting or other rights associated with share ownership prior to settlement.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

9.	Share-based payments (continued)

(c) Restricted share units plan (“RSU”) (continued):

RSU transactions continuity during the periods were as follows (in number of RSUs):

	Three months ended March 31, 2025	Year ended December 31, 2024
Balance, beginning of period	4,425,625	—
Granted	511,000	4,457,500
Exercised	—	(31,875)

Balance, end of period	4,936,625	4,425,625

Of the 4,936,625 RSUs outstanding, 537,750 have vested.

On July 1, 2024, the Company granted 3,087,500 restricted share units (“RSUs”) to directors, officers and consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. The fair value of the RSUs is amortized over the vesting period. During the three months ended March 31, 2025, the Company recognized an expense of $7,911,004 (three months ended March 31, 2024 - $nil) related to the estimated fair value of the RSUs of which an expense of $1,088,964 (three months ended March 31, 2024 - $nil) was capitalized to exploration and evaluation assets and an expense of $6,822,040 (three months ended March 31, 2024 - $nil) is included in the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On August 12, 2024, the Company granted 87,500 restricted share units (“RSUs”) to consultants of the Company. The RSUs vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. The fair value of the RSUs is amortized over the vesting period. During the three months ended March 31, 2025, the Company recognized an expense of $246,361 (three months ended March 31, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant which was capitalized to exploration and evaluation assets. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On October 9, 2024, the Company granted 387,500 RSUs to directors, officers and consultants of the Company. The RSUs vest in four equal tranches every six months, with the first tranche vesting on the date of grant. During the three months ended March 31, 2025, the Company recognized an expense of $1,315,971 (three months ended March 31, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

9.	Share-based payments (continued)

(c)	Restricted share units plan (“RSU”) (continued):

On October 25, 2024, the Company granted 500,000 RSUs to a service provider of the Company. The RSUs vest in four (4) equal quarterly tranches over a twelve (12) month period with the first tranche vesting on the three (3) month anniversary of completion of the Company’s initial public offering and the remaining tranches vesting thereafter. During the three months ended March 31, 2025, the Company recognized an expense of $2,636,841 (three months ended March 31, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using an estimated market price of $15.00.

On November 7, 2024, the Company granted 275,000 RSUs to consultants of the Company. Of the 275,000 RSUs, 100,000 vested immediately and the remaining 175, 000 vest on the earlier of (i) the lock-up conditions related to an initial public offering lapsing: and (ii) one year from the completion of an initial public offering of the Company. During the three months ended March 31, 2025, the Company recognized an expense of $610,465 (three months ended March 31, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $15.00.

On December 4, 2024, the Company granted 120,000 RSUs to consultants of the Company. The RSUs vested immediately. During the three months ended March 31, 2025, the Company recognized an expense of $nil (three months ended March 31, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $13.21.

On January 6, 2025, the Company granted 511,000 RSUs to a director and a consultant of the Company. The RSUs vest in four equal quarterly tranches with the first tranche vesting on the date of grant. During the three months ended March 31, 2025, the Company recognized an expense of $2,847,566 (three months ended March 31, 2024 - $nil) related to the estimated fair value of the RSUs at the date of grant charged to the condensed interim consolidated statements of loss and other comprehensive loss. The fair value of the RSUs at the date of grant was valued using the market price on the date of grant of $8.24.

During the three months ended March 31, 2025, the total amount related to the vesting of RSUs was an expense of $15,568,208 (three months ended March 31, 2024 -$nil) of which $1,335,325 (three months ended March 31, 2024 - $nil) was capitalized to exploration and evaluation assets and $14,232,883 (three months ended March 31, 2024 - $nil) is included in the condensed interim consolidated statements of loss and other comprehensive loss.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

10.	Warrants and warrant liability

At March 31, 2025, outstanding warrants to acquire common shares of the Company were as follows:

Number of warrants	Exercise price	Expiry Date
	$
258,188	4.00	November 27, 2025	*
100,000	19.50	November 26, 2026

358,188	8.33

*

On September 11, 2009, the Company issued 286,875 broker warrants in connection with a private placement financing, of these 28,687 have been exercised. These warrants are exercisable for up to twelve months from the date the Company begins trading on a public exchange which was November 27, 2024 when the Company began trading on the NYSE under the symbol “GRO”.

Warrant Liability

Warrants with terms that result in the exercise price or number of shares delivered to be variable, are accounted for as financial liabilities in the condensed interim consolidated statements of financial position. The changes in fair value are recorded in the condensed interim consolidated statements of loss for the period.

Warrant liability transactions during the periods were as follows:

	Three months ended			Year ended
	March 31, 2025			December 31, 2024
	Number of warrants	Weighted average exercise price	Fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of period	100,000	$19.50	$132,200	—	$—	$—
Granted	—	—	—	100,000	19.50	519,100
Change in fair value	—	—	(120,400)	—	—	(386,900)

Balance, end of period	100,000	$19.50	$11,800	100,000	$19.50	$132,200

On November 29, 2024, the Company closed an initial public offering (the “IPO”) of 2,000,000 of its common shares, at a price of $15.00 per share, for gross proceeds of $30,000,000. In connection with the IPO, the Company issued 100,000 broker warrants with exercise prices of $19.50. The warrants may also be exercised, in whole or in part, at the holder’s option by way of a cashless exercise in which the holder is entitled to receive the number of common shares equal to the quotient obtained by dividing the volume weighted average price (“VWAP”) on the preceding trading day minus the exercise price times the number of common shares that would be issued on exercise of the warrant divided by the VWAP. The warrants expire 2 years from the date of grant. The fair value of the warrants of $519,100 on the date of grant was charged to share issuance costs in the consolidated statements of financial position. See Note 8.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

10.	Warrants and warrant liability (continued)

Warrant Liability (continued)

As at March 31, 2025, the fair value of the broker warrants of $11,800 (December 31, 2024 - $132,200) was estimated using the using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0% (December 31, 2024 - 0%); expected volatility based on the historical volatility of comparable companies of 80.82% (December 31, 2024 - 76.38%; risk-free interest rate of 2.46% (December 31, 2024 - 2.93%), a stock price of $3.06 (December 31, 2024 - $7.70), based the market price of the Company’s shares on March 31, 2025, and an expected life of 1.7 (December 31, 2024 - 1.9 years).

Warrants - equity

Warrant transactions during the periods were as follows:

	Three months ended			Year ended
	March 31, 2025			December 31, 2024
	Number of warrants	Weighted average exercise price	Grant date fair value	Number of warrants	Weighted average exercise price	Grant date fair value
Balance, beginning of period	258,188	$4.00	$543,601	286,875	$4.00	$604,000
Granted	—	—	$—	93,750	16.00	459,500
Exercised	—	—	—	(122,437)	13.19	(519,899)

Balance, end of period	258,188	$4.00	$543,601	258,188	$4.00	$543,601

On May 28, 2024, the Company granted 93,750 warrants of the Company as compensation for services to a company on which a former director of the Company is the founder and CIO. Each warrant was exercisable for one common share of the Company at an exercise price of $16.00 for one year from the date of grant. The fair value of the warrants of $4.901 was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions: a market price of common shares of $16.00, expected dividend yield of 0%, expected volatility of 74.6% based on the historic volatility of comparable companies, risk-free interest rate of 4.36% and an expected life of 1.0 years. During the three months ended March 31, 2025, the Company expensed $nil (three months ended March 31, 2024 - $nil) in share-based compensation in the condensed interim consolidated statements of loss and comprehensive loss related to the fair value of the warrants on the date of grant. On June 18, 2024, the warrants were exercised for gross proceeds of $1,500,000.

During the year ended December 31, 2024, 122,437 warrants with weighted average exercise prices of $13.19 were exercised for gross proceeds of $1,614,750.

11.	Financial Risk Management Objectives and Policies

The Company’s financial instruments comprise cash and cash equivalents, other receivables, trade payables and accrued liabilities. The main purpose of these financial instruments is to raise finance to fund operations.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

11.	Financial Risk Management Objectives and Policies (continued)

The Company does not enter into any derivative transactions.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise cash and minimal receivables, the Company’s exposure to credit risk arises from default of counterparties, with a maximum exposure equal to the carrying amount of these instruments. Cash and cash equivalents are held with high credit quality financial institutions. Management believes that the credit risk concentration with respect to these financial instruments is remote.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2025, the Company had a cash and cash equivalents balance of $13,730,112 (December 31, 2024 - $18,861,029) to settle current liabilities of $3,008,797 (December 31, 2024 - $3,087,293).

Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.

(a) Interest rate risk

The Company has cash and cash equivalent balances as at March 31, 2025. The Company considers interest rate risk to be minimal as cash is held on deposit at major financial institutions.

(b) Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in its foreign subsidiary. The Company’s foreign currency risk arises primarily with respect to the Canadian dollar and Brazilian Reais. Fluctuations in the exchange rates between these currencies and the US dollar could have a material impact on the Company’s business, financial condition and results of operations. The Company does not engage in hedging activity to mitigate this risk.

The following summary illustrates the fluctuations in the exchange rates applied during the three months ended March 31, 2025:

	Average rate	Closing rate
CAD	0.7302	0.6956
BRL	0.1709	0.1742

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

11.	Financial Risk Management Objectives and Policies (continued)

(b) Foreign currency risk (continued)

A $0.01 strengthening or weakening of the US dollar against the Canadian dollar at March 31, 2025 would result in an increase or decrease in operating loss of $6,500 and an increase or decrease in other comprehensive income of approximately $nil. A $0.01 strengthening or weakening of the US dollar against the Brazilian Real would result in an increase or decrease in operating loss of approximately $nil and an increase or decrease in other comprehensive loss in the condensed interim consolidated statements of loss and other comprehensive loss of approximately $3,905,000.

(c) Capital management

The Company manages its capital to ensure that it will be able to continue as a going concern in order to support the ongoing exploration and development of its mineral property in Brazil and to provide sufficient working capital to meet its ongoing obligations.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents, as well as short-term investments (if any).

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as, in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets and adjust the amount of cash and cash equivalents and short-term investments. There is no dividend policy. The Company is not subject to any externally imposed capital requirements, nor is its subsidiary in Brazil. There were no changes to the Company’s capital management during the three months ended March 31, 2025 or the year ended December 31, 2024.

12.	Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU and RSU plans. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Three months ended March 31, 2025	Three months ended March 31, 2024
Directors & officers compensation	$1,027,597	$403,856
Share-based payments	11,608,985	112,115

	$12,636,582	$515,971

Included in the above amounts, is $250,000 (March 31, 2024 - $144,999) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc. during the three months ended March 31, 2025 a company for which Mr. Stan Bharti (Former Chair of the Advisory Board of the Company) is the Executive Chairman.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

12.	Related Party Disclosures (continued)

(a)	Key management personnel compensation (continued)

During the three months ended March 31, 2025, the Company recorded an expense of $11,608,985 (three months ended March 31, 2024 - $112,115) in share-based compensation related to the amortization of the estimated fair value of DSUs and RSUs granted to directors and officers of the Company in 2015, 2022, 2023, 2024 and 2025. As at March 31, 2025, 3,175,000 DSUs were granted to officers and directors of the Company of which 2,633,334 have vested, and 541,666 have not yet vested (See Note 9(b)). As of March 31, 2025, 3,500,000 RSUs were granted to officers and directors of the Company, of which 200,000 have vested and 3,300,000 have not yet vested (See Note 9(c)).

(b)	Transactions with other related parties

As at March 31, 2025, trade payables and accrued liabilities included an amount of $84,510 (December 31, 2024 - $45,706) owing to directors and officers of the Company for consulting and directors fees and $2,035 (December 31, 2024 - $26,121) owing to directors and officers for expense reimbursement.

During the three months ended March 31, 2025, the Company recorded an expense of $nil (three months ended March 31, 2024 - $nil) for travel costs with Tali Flying LP, a company which has a former common director. As at March 31, 2025, trade payables and accrued liabilities included $nil (December 31, 2024 - $nil) owing to Tali Flying LP and prepaid expenses included $113,996 (December 31, 2024 - $113,893) advanced to Tali Flying LP.

See Note 10 for warrants granted during the year ended December 31, 2024.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $20,574,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company, as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $9,889,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these condensed interim consolidated financial statements.

The Company has been involved in a number of lawsuits challenging the Company’s environmental and construction license since 2016. The Company has been successful in defending these matters but the outcome of the recent counterclaims is not determinable yet.

Brazil Potash Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

13.	Commitments and contingencies (continued)

On November 1, 2024, the Company and its Subsidiary entered into an option agreement (the “Option Agreement”) with Franco-Nevada Corporation (“Franco Nevada”), pursuant to which, in exchange for the payment by Franco-Nevada to the Company of cash consideration of $1,000,000, Franco-Nevada acquired an option (the “Option”) to purchase a perpetual royalty equal to 4% of the gross revenue from all of the muriate of potash the Company will produce and sell from the Autazes Property (the “Royalty”). The Royalty would also apply to any potash produced and sold from other properties (including after-acquired properties) owned or held by the Subsidiary or any of its affiliates, where such potash is processed using processing facilities related to the Autazes Project. The purchase price for the Royalty (the “Royalty Purchase Price”) will be equal to the amount that would result in the forecasted Royalty revenue yielding Franco-Nevada a 12.5% pre-tax internal rate of return, and will be calculated at the earlier of (i) the time at which Franco-Nevada exercises the Option, and (ii) the beginning of the final 60-day period in which Franco-Nevada is permitted to exercise the Option under the terms of the Option Agreement. The calculation of the forecasted Royalty revenue will be based on forecasted annual production volumes of the Autazes Project, as outlined in the definitive feasibility study for the Autazes Project and analyst long-term consensus prices for potash (cost and freight Brazil). Following the exercise by Franco-Nevada of the Option pursuant to the Option Agreement and subject to the conditions precedent described below, the Royalty Purchase Price will be paid by Franco-Nevada, if and when the Company has obtained full financing of project costs to achieve a minimum rate of potash production at the Autazes Project (as set forth in the Option Agreement), in quarterly installments pro rata with other sources of financing. The Royalty Purchase Price will only be used by the Company to fund costs for the construction and operation of the Autazes Project. Franco- Nevada is not obligated to pay any portion of the Royalty Purchase Price until certain conditions precedent are satisfied or waived, including, among others, (a) the Company’s Subsidary and its affiliates, Franco-Nevada, and each third-party lender providing financing for the Autazes Project entering into an intercreditor agreement; (b) receipt of all necessary regulatory and material third-party approvals and consents for the Autazes Project; and (c) the Subsidiary providing Franco-Nevada evidence of the continued availability of financing for the Autazes Project (including completed equity financings representing at least 30% of the total costs to achieve a minimum rate of potash production at the Autazes Project, as set forth in the Option Agreement). Franco Nevado is also a shareholder of the Company.

On November 13, 2024, a supplier of the Company filed a statement of claim in the Ontario Superior Court of Justice in the amount of $367,080. As at March 31, 2025, the Company has not recorded this amount in these condensed interim consolidated financial statements as it believes the claim is without merit.

14.	Subsequent Events

On April 29, 2025, the Company filed a registration statement on Form S-8 (the “Registration Statement”) with the SEC under the Securities Act, relating to an aggregate of up to 5,762,060 common shares, no par value per share, in the capital of the Company (“Common Shares”), issued or issuable pursuant to awards (“Awards”) granted or to be granted under the Company’s 2024 Incentive Compensation Plan, which was approved by the shareholders of the Company effective June 12, 2024 (such plan, the “Plan”, and the Common Shares issuable thereunder, the “Plan Shares”), which includes the reoffer and resale of 5,462,250 Common Shares (the “Reoffer Shares”) issued pursuant to, or subject to, Awards previously granted under the Plan to certain selling shareholders identified in the reoffer prospectus forming a part of the Registration Statement.

On May 1, 2025, the Company entered into a definitive agreement (the “ELOC Purchase Agreement”) establishing an equity line of credit (“ELOC”) with Alumni Capital LP (“Alumni”), an institutional investor. Under the terms of the ELOC Purchase Agreement, Brazil Potash has the right to sell, and Alumni has the obligation to purchase, up to $75 million worth of common shares over a 24-month period at prices that are based on the market price at the time of each sale to Alumni, subject to the satisfaction of certain customary conditions. Brazil Potash, at its sole discretion, controls the timing and amount of all sales of common shares associated with the ELOC, subject to the limitations contained in the ELOC Purchase Agreement. The issuance of the common shares to Alumni is being made pursuant to exemptions from the registration requirements of the federal and state securities laws. Pursuant to the ELOC Purchase Agreement, the Company must register Alumni’s resale of the common shares to be purchased.